EXHIBIT 11

MERCURY FINANCE COMPANY

COMPUTATION OF NET INCOME/(LOSS) PER SHARE

Year Ended December 31 (dollars in thousands except per share amounts)



                                                       1998         1997          1996
                                                       ----         ----          ----
Income Data:
------------
1.   Net loss                                       $ (53,570)    $ (74,193)    $(28,968)
2.   Weighted average common share
      outstanding, adjusted for stock splits          177,901       177,892      177,129
3.   Weighted average shares of treasury stock
      outstanding, adjusted for stock splits            5,403         5,403        4,361
4.   Weighted average shares reserved for stock
      options (utilizing the treasury stock method)         0             0            0

     NET INCOME PER COMMON SHARE

5.   Common Shares Outstanding                        172,498       172,489      172,768
       (Line 2-3+4)
6.   Net loss per common shares                     $   (0.31)    $   (0.43)    $  (0.17)
       (Line 1/5)

     DIVIDEND DATA

1.   Dividends Declared                             $       0     $  12,937     $ 51,821
2.   Average common shares outstanding
       on dividend record date                              -       172,498      172,737
3.   Dividends per common share                     $       0     $   0.075     $   0.30

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Note 1.

In February, 1997, following the announcement of the discovery of accounting irregularities which caused the overstatement of the previously released earnings for 1995 and 1996, the market value of the Company's common stock was significantly reduced.

Since the announcement, the value of the common stock has not exceeded the exercise price of the stock options granted or regranted under a revised stock option program. As a result, the calculation of the common share equivalents becomes not meaningful for the years ended December 31, 1998 and 1997.

The Company applies APB Opinion 25 in accounting for its Plan, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No.
123, the Company's 1998 and 1997 net losses and loss per share would have been increased to the pro forma amounts indicated below:

                                                          1998           1997
Net Loss                             As reported       $(53,570)      $(74,193)
                                     Pro forma         $(53,581)      $(78,564)
Basic and Diluted Loss per Share     As reported       $  (0.31)      $  (0.43)
                                     Pro forma         $  (0.31)      $  (0.46)

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